EXHIBIT 99.1

Crucell is Developing West Nile Vaccine for Humans

LEIDEN, Netherlands, June 11, 2003 (PRIMEZONE) -- Dutch vaccine and antibody company Crucell N.V. (Euronext:CRXL) (Nasdaq:CRXL) announced today that it is developing a human West Nile vaccine based on the company's proprietary PER.C6(tm) cell line.

West Nile virus is present in birds and is spread to humans by mosquitoes. In man, about 1% of infected individuals contract a severe, sometimes fatal brain infection. The virus has been transmitted from man to man through blood donations, organ transplants and breastfeeding. Since 1999, West Nile virus is spreading throughout the United States of America and Canada. There are currently no vaccines to protect humans against infection.

Crucell conducted pre-clinical studies in a geese animal model with an experimental vaccine, demonstrating disease free survival after a lethal challenge with the West Nile virus. Geese are susceptible to, and usually do not survive, West Nile virus infection. Geese therefore represent a good and stringent model for testing experimental vaccines.

"The pre-clinical studies were very encouraging. We demonstrated that a PER.C6(tm)-based vaccine protects against the Israel 1998 Goose strain of West Nile virus," said Dr. Jaap Goudsmit, Crucell's Chief Scientific Officer. "The fact that this strain is closely related to the NY99 strain, which caused the West Nile outbreak in the USA, triggered our decision to invest in development of a West Nile vaccine for humans. Crucell intends to announce clinical development timelines later this year."

Overview of West Nile Virus

In recent years, West Nile virus has emerged in temperate regions in North America and Europe, presenting a threat to humans, horses, birds and other mammals. West Nile virus is a member of the flavivirus family, which includes yellow fever and St Louis encephalitis and is commonly found in Africa, West Asia and the Middle East. West Nile virus is carried by birds and is spread to humans by mosquitoes.

In humans, infection with West Nile virus usually results in a case of West Nile fever, which is a mild disease characterized by flu-like symptoms. In about 1% of cases it causes severe and sometimes lethal inflammation of the brain and surrounding membranes (meningitis, encephalitis or meningoencephalitis).

In the United States of America, West Nile virus was first detected in New York State in 1999 and subsequently spread to 44 states and five Canadian provinces. Since 1999, the virus has infected at least 4100 people in the United States and Canada, killing 284. US public health officials are predicting that the virus will continue to spread to cover the whole country this year.

Currently, there is no vaccine available to protect humans against infection with West Nile virus.

About PER.C6(tm)

PER.C6(tm) is a production platform. It is a human cell line developed for large-scale production of vaccines, antibodies and other biotechnology products. Compared to currently existing cell lines, PER.C6(tm)'s strengths lie in quality, safety and scalability. For that reason many pharmaceutical and biotechnology companies have selected PER.C6(tm) to produce their vaccines, antibodies and other biopharmaceuticals.

About Crucell

Crucell N.V. is committed to improving global health through the development of vaccines and antibodies that prevent or treat infectious diseases. Crucell develops vaccines and licenses its PER.C6(tm) cell line technology to companies in the pharmaceutical and biotechnology industry. The company's licensees include Merck & Co. for its HIV vaccine, Novartis, GSK, Centocor/J&J and Aventis. Crucell has partnered with the US National Institutes of Health (NIH) for the development of an Ebola vaccine. The company has also formed an alliance with DSM Biologics to produce monoclonal antibodies and recombinant proteins. Crucell is headquartered in Leiden, The Netherlands and is listed on Euronext and NASDAQ (ticker symbol CRXL). For more information visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on June 13, 2002, and the section entitled "Risk Factors." The company prepares its financial statements under generally accepted accounting principles in the United States.

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CONTACT: Crucell N.V.
         Louise Dolfing, Communications Officer
         +31 (0)71 524 8863
         l.dolfing@crucell.com